Filing under Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934
Filing by: First Niagara Financial Group, Inc.
Subject Company: NewAlliance Bancshares, Inc.
SEC File No. of NewAlliance Bancshares, Inc.: 001-32007
1 Merger of First Niagara Financial GroupandNewAlliance Bancshares August 19,2010 CONFIDENTIAL DRAFT

2 Safe Harbor Statement This presentation contains forward-looking information for First Niagara Financial Group, Inc. Such information constitutes forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. In connection with the proposed merger, First Niagara Financial Group, Inc. ("FNFG") will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. ("NewAlliance") and a Prospectus of FNFG, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about FNFG and NewAlliance at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FNFG at www.fnfg.com under the tab "Investor Relations" and then under the heading "Documents" or from NewAlliance by accessing NewAlliance's website at www.newalliancebank.com under the tab "Investors" and then under the heading "SEC Filings. FNFG and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of FNFG is set forth in the proxy statement for FNFG's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Again, Seizing The Window of Opportunity

- Advances strategy of building premier Northeast regional banking franchise
- Unites two strong, growing companies
- Accelerates growth potential of each company in attractive markets
- Fortress balance sheet supports continuation of offensive game plan
- Low risk transaction leveraging FNFG's acquisition skills and infrastructure build out along with NAL's efficient operating model
- Immediately accretive transaction with strong IRR

3

Benefiting Both Main Street and Wall Street


WALL
MAIN ST

Wall Street

- Superior long-term earnings growth
- Growing franchise value
- Increased dividend return
- Even better positioned for future opportunities

Main Street

- Expanded service offerings
- Ready source of credit to spur growth
- Major employer
- Strong community support

4

Building a Regional Powerhouse 5 Four state footprint$30 billion in assets$20 billion in deposits$15 billion in loansTRB Capital: 15.3%340 branches5,000 employees Premier banking franchise in the Northeast Information is pro forma at transaction close FNFG NAL Pittsburgh Albany Buffalo Syracuse Rochester Philadelphia New Haven

6 Building a Regional Powerhouse Billion Rank Rank Billion United States Northeast Assets $29.2 25 11 Market Cap $3.9 22 11 This combination moves FNFG further up the top tier of US banks Financial data as of June 30, 2010; Market data as of August 18, 2010Source: SNL Financial

Transaction Highlights

- FNFG merging with NAL - $5.1B in deposits, $4.9B in loans and 88 branch locations in New Haven, Hartford, Manchester and Springfield
  - 4th largest bank in New England
  - Strong strategic fit with like-minded leadership and shared community bank traditions
- Superior Market Opportunity
  - Branches located among the most affluent areas nationwide
  - Diverse business customer base with similar industry focus
  - Stretches platform to leverage more complete array of products and services
  - Access to attractive NY – Boston corridor
- Strong Transaction Fundamentals
  - Immediate EPS accretion
  - IRR well in excess of cost of capital
  - Modest tangible book value dilution with short earnback period
  - Very strong capital levels

Accelerated growth potential of combined franchise

7

8 Top-notch New England branch franchiseStrong earnings momentum- record revenues in first half of 2010Solid loan and core deposit growthPositive operating leverageVery well-managed credit qualityExceptional capital levels NewAlliance Profile

9 First Niagara & NewAlliance....Performing Well in Current Environment NCOs / Average Loans Return on Average Assets (1) TCE/TA Operating Net Income (1) (1) Non-GAAP/operating results excludes certain non-recurring items. The Company believes that these measures are useful to management and investors because they permit a more effective evaluation and comparison of the Company's results and performance in relation to its ongoing operations. See appendix for details.(2) Annualized Millions 2Q 2010 (2) 2Q 2010 (2) 2Q 2010 (2) FNFG NAL SNL Bank & Thrift (CHART) +76% (CHART) +15% (CHART) (CHART) (CHART)

10 Building a Regional Powerhouse Solid foothold to drive profitable growth Significant market share opportunity within major Northeast markets Access to nearly 15 million customers in very attractive markets $ Billions Central Connecticut(1) Philadelphia MSA Pittsburgh MSA Upstate New York(2) Deposits $4.6 $3.2 $3.4 $5.6 Market Share 7% 2% 5% 7% Ranking 4 10 4 5 Market Deposits(3) $63.9 $152.8 $71.8 $80.0 Population (2010) 2,745,515 5,890,141 2,368,989 3,678,217 Median Household Income (2010) $61.4K $64.6K $49.5K $54.6K Source: SNL, Deposit Data for 2009(1) Average of NewAlliance's three largest MSAs: New Haven, Hartford and Springfield (population and deposits are totals)(2) Average of Buffalo, Rochester, Syracuse, and Albany MSAs (population and deposits are totals for all four regions)(3) Includes Home Office Deposits National Average $54.4K

11 Outstanding Commercial Market Potential Source: SBA firms and employment by MSA 2006 (CHART) (CHART) Leveraging FNFG's successful strategy and execution - double digit commercial loan growth over 5 consecutive quarters

Strong Strategic Fit Committed to shareholder value Customer-centric and relationship focused Local decision-making Flexible model to meet the growing needs of customers Strong brand alignment Deep community relationships 12

13 Key Acquisition Terms (1) Price determined using the 10-day average prior to signing definitive agreement

Pro Forma Financial Impact

- Immediately accretive in 2011
- 4-5% GAAP accretion in 2012
  - Better than street consensus
  - Leveraging the strengths of combined entity
  - No capital management assumed in modeling
- IRR in excess of 15%
- 7% tangible book dilution and short earnback period
- Strong pro forma capital levels
  - TRBC 15.3%
  - Tier 1 Common 14.0%
  - TCE/TA 8.2%

14

Profitable Opportunities for the New Franchise Accelerate redeployment of excess liquidity into higher yielding assetsExport FNFG's highly successful commercial modelImport NAL's Asset Based Lending expertiseAdd NAL's strong residential mortgage origination capabilitiesAchieve synergies in wealth managementLeverage excess capital with the benefit of a broader geography 15

16 Harleysville National CorporationApril 2010 National City BranchesSeptember 2009 Assets $5.6 $4.2 Deposits $4.1 $4.2 Loans $3.6 $0.8 Branches 83 57 Employees 1,100 500 Core deposit retention of 95%Loan demand;$325 MM in originations $110 MM in commercial line commitmentsSale of $300 MM in distressed loans Core deposits 107% of pre-acquisition levels$85 MM increase in commercial loan balances for 2Q'10 with an active pipelineGrowing wealth management sales Proven Acquisition Track Record Successfully integrated 9 bank/branch deals since 1999 $ in billions

17 Pricing Valuation Consistent With Longer Term Norms Deal Value Deal Price Deal Price Core DepositPremium (%) Market Premium(%) Deal Value EarningsMultiple TBV(%) Core DepositPremium (%) Market Premium(%) NAL Transaction Pro forma $1.5B 20x 163 14 24 M&A Transactions since 1/2006(1) (mean values) $1.1B 21x 314 29 32 Previous FNFG Transactions: Hudson River (4/2004) $611mm 16x 267 24 (6) Troy Financial Corp.(8/2003) $348mm 23x 266 26 23 NAL transaction in line with pricing during a more "normal" environment Historically low pricing of Harleysville and Nat City branch deals due to FNFG's unique position of strength during financial crisis (1) Nationwide M&A transactions with deal values between $500 million and $2.5 billionSource: SNL Financial

First Niagara: A Winning Franchise

- Stable markets with solid demographics and significant growth potential
- Strong earnings and business momentum
- Deep talent pools in place to drive further growth
- More than ample capital to keep playing offense
- Opportunistic, action-oriented strategic plan

Bigger, better, stronger
Long-term focus

Making it happen for both Main St. and Wall St.

18

19 Appendix Merger of First Niagara Financial Group andNewAlliance Bancshares August 19,2010

Adding Franchise Value Through Acquisitions

....Both companies have a similar history



First Niagara Bank Acquisitions
Albion Banc Corp. (Albion Federal Savings and Loan), CNY Financial Corporation (Cortland Savings Bank) Iroquois Bancorp, Inc. (Cayuga Bank)
Finger Lakes Bancorp
Troy Financial Corporation
Hudson River Bancorp
Greater Buffalo Savings
Purchase of 57 National City branches
Acquisition of Harleysville National Bank
2000
2003
2004
2005
2006
2007
2008
2009
Savings Bank of Manchester (Connecticut Bancshares Inc.) Tolland Bank (Alliance Bancorp of New England)
Cornerstone Bank (Cornerstone Bancorp, Inc.)
Westbank Corporation Connecticut Investment Management, Inc.
NewAlliance Acquisitions

20

Loan Portfolio Diversification Balances include loans Held for Investment and exclude Net Deferred and Allowance for Loan Loss.Other category includes Specialized Lending for FNFG and Other Consumer for NALSource: SNL Financial 21 (CHART) FNFG NAL Combined Pro-Forma (CHART) (CHART) (CHART)

22 Deposit Mix Opportunity Source: SNL Financial (CHART) (CHART) (CHART)

23 (CHART) Diversified Non Interest Income Sources (CHART) (CHART) (CHART) Represents YTD June 30, 2010(1) Other income includes gain on securities and limited partnershipsSource: SNL Financial

Balance Sheet Strength 24 (1) Total loan and deposit data as of June 30, 2010Source: SNL Financial

25 The Company believes that these measures are useful to management and investors because they permit a more effective evaluation and comparison of the Company's results and performance in relation to its ongoing operations. First NiagaraBeginning in Q2 2010, the impact of income taxes on these nonrecurring items was calculated using the effective tax rate for the quarter.2010 - Q2: After-tax noninterest expense: Harleysville acquisition related expenses of $ 18.8 million, $5.6 million charitable contribution related to the acquired markets and severance and related costs of $0.5 million. Q1: After-tax noninterest expense: Harleysville acquisition related expenses of $3.7 million. 2009 - Q2: After-tax noninterest expense: FDIC's special assessment charge of $3.3 million based on each insured depository institution's assets less Tier 1 Capital. Also includes expenses related to the National City branch acquisition of $1.4 million.2009 - Q2: Also includes accelerated discount accretion of $7.7 million resulting from the redemption of preferred stock purchased by the U.S. Treasury Department under the Troubled Asset Relief Program and $1.7 million of accrued dividends and preferred stock discount accretion through the redemption date. Reported(GAAP) net income was $20.0 million for the second quarter of 2010, $28.9 million for first quarter of 2010 and $20.8 million for the second quarter of 2009. Reported(GAAP) return on average assets(ROAA) for the second quarter of 2010 was 0.41%.NewAlliance2010 - Q2: After-tax noninterest revenue: Gain on limited partnership of $1.7 million. Q1: Tax-exempt life insurance proceeds of $2.6 million.2009 - Q2: After-tax noninterest expense: FDIC's special assessment charge of $2.6 million based on each insured depository institution's assets less Tier 1 Capital. Reported(GAAP) net income was $16.3 million for the second quarter of 2010, $16.4 million for first quarter of 2010 and $10.1 million for the second quarter of 2009. Reported(GAAP) ROAA for the second quarter of 2010 was 0.76%. Notes to Slide 7: Non-GAAP/operating results excludes certain non-recurring items